

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Sam Hanhui Sun
Chief Financial Officer
Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

> **Re:** **Qunar Cayman Islands Limited**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted April 12, 2013**
> **File No. 377-00152**

Dear Mr. Sun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

3. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

5. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to iResearch and Nielson to support the claims you make in the second paragraph on page 1. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Inside Front Cover Page of Prospectus

6. Please move the prospectus delivery obligation language to the outside back cover page of the prospectus. See Item 2 of Form F-1 and Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

7. Please include a statement concerning the enforceability of civil liabilities against foreign persons in your prospectus summary.

Our Business, page 1

8. Since investors will be investing in a holding company that does not directly own its business operations in China, please make this clear in the first paragraph of the prospectus summary under "Our Business." It must be clear that the business you are describing is not the registrant's business but is the business of your variable interest entity and its three wholly-owned subsidiaries.

9. Please explain what you mean by the terms "sticky user base" and "P4P."

10. Please provide U.S. dollar equivalents for all amounts listed in renminbi in the first full paragraph on page 2.

History and Corporate Structure, page 3

11. Please disclose under this heading that you are a holding company and conduct your operations primarily through your subsidiaries in China, as you state on page 85 of the prospectus. Please also disclose that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

12. Please briefly describe the material terms of the contractual arrangements between your wholly-owned subsidiary, Beijing Qunar Software Technology Company Limited (PRC), and your PRC VIE, Beijing Qu Na Information Technology Company Limited (PRC), and its shareholders and subsidiaries, including the duration of these arrangements and any provisions related to termination. Please also disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs' financial results with your financial results. In addition, please briefly describe the risks associated with your structure, such as those beginning on page 26.

13. Please disclose the percentage of revenues derived from your VIE.

14. We note your disclosure that you operate your website through your VIE. Please briefly describe any material business operations conducted by the other entities included in the diagram on page four.

15. With a view toward clarity, please define "VIE" and "WFOE," as distinguished from identifying the legal entities in your corporate ownership structure that occupy these roles. Please define acronyms at least the first time you use them throughout your disclosure.

16. It is difficult to read the charts on pages 4 and 61. Please enlarge the font of the text or otherwise revise to improve the legibility of the text.

17. Please revise your disclosure and/or the organizational chart on pages 4 and 61 to specifically describe or reflect the changes in your ownership structure after the offering is completed, including the percentages of economic interest and voting power that will be held by the public investors, and your current shareholders. Clearly identify the VIE and WFOE.

Corporate Information, page 4

18. Please add the name and address of your agent for service of process in the United States.

Summary Consolidated Financial Data, page 8

Non-GAAP Financial Measures, page 8

19. Please expand your non-GAAP disclosure to provide the substantive reasons why it provides useful information to investors and how you use the non-GAAP measures you present.

20. Please explain to us and disclose here and throughout the filing more specifically the nature of the non-cash expenses related to the free user traffic contributed by Baidu, Inc. Further, disclose how you determined the fair value these non-cash expenses for recordation and why the adjustment is meaningful to investors in your non-GAAP presentation. In this regard, we read your footnote 9 disclosure related to your business cooperation agreement which provides for free online marketing services and directs user traffic to the Company's website. Please also disclose the length of time in which Baidu, Inc. will provide such free online marketing services.

Risk Factors, page 10

21. Please delete the penultimate sentence in the first paragraph in which you state that other unknown or immaterial risks may also impact your business and operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

22. Please provide the information investors need to assess the magnitude of the risks you describe. For example, provide an estimate of the liability or reserves requirement, to the extent practicable, if the risks you describe materialize under "Any failure by the VIE or its respective shareholders to perform their obligations . . .," on page 27, "Contractual arrangements we have entered into with our affiliated PRC entity may be subject to scrutiny …" on page 28, and "We principally rely on dividends and other distributions on equity paid …" on page 32.

23. Please add a risk factor to address risks associated with fraudulent click-throughs.

24. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

25. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations

Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and prospectively evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

To the extent that there is a control deficiency and material weakness as a result of their insufficient knowledge of U.S. GAAP and SEC rules and regulations, please provide a relevant risk factor in the risk factor section.

Risks Related to Our Business, page 10

Competition could adversely affect us., page 11

26. Please define "OTA."

27. Please elaborate on the risks associated with Ctrip's alleged prevention of its TSP's from establishing customer relationships with you. Please quantify the risk to your business as applicable.

The proper functioning of our website and operating platform is essential . . ., page 13

28. Please revise the fifth sentence of the first paragraph under this section heading to improve sentence clarity as words appear to have been omitted from the sentence.

We may be unable to establish, maintain and deepen relationships with TSPs., page 14

29. We note your disclosure in the last sentence on page 14. Please clarify the extent to which you are dependent on each of your airline suppliers. As currently drafted, your disclosure suggests that a loss of a single airline supplier would cause you to be unable to continue to display travel data from multiple airline carriers. If this is true, please elaborate on this risk and consider giving it more prominence in your disclosure.

Our business may be severely disrupted if we lose our senior management team's services., page 21

30. We note that you have entered into employment agreements with each of your senior executive officers. Please file these agreements as exhibits pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. Also, we note that you have listed Exhibit 10.3 in the Exhibit Index as "Form of Employment Agreement entered into between the Registrant and an Executive Officer of the Registrant." See instruction 2 to Item 601 of Regulation S-K.

If we fail to implement and maintain an effective system of internal controls, . . . , page 23

31. Since you have not undertaken a formal assessment of your internal controls over financial reporting, tell us your basis behind your statement that you have not noted any material weakness as of December 31, 2012 or revise.

We are an "emerging growth company" and may not be subject to requirements . . . , page 24

32. Please state your election under Section 107(b) of the JOBS Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Risks Related to Our Corporate Structure, page 26

If the PRC government finds that the agreements that establish the structure . . ., page 26

33. Please provide additional analysis to clarify the likelihood or remoteness of PRC tax authorities implementing any new laws or regulations relating to variable interest entities, as you describe in the third full paragraph under this subject heading, in a way that would materially and adversely affect your business.

We rely on contractual arrangements with VIE and its shareholders for our China operations, page 27

34. Please expand your risk factor to address the term and termination provisions of your contractual arrangements. Please make similar revisions under the heading "History and Corporate Structure" beginning on page 59 to the extent not currently disclosed.

35. We note your disclosure on page 61 that you are in the process of registering the pledge created by the Equity Interest Pledge Agreement with your local SAIC. Please revise this risk factor or another appropriate risk factor to disclose that you are required to register such pledges with the SAIC and to state that these agreements have not yet been registered, and therefore may be unenforceable.

Any failure by the VIE or its respective shareholders to perform their obligations under our contractual arrangements . . ., page 27

36. Please elaborate on any challenges you may encounter in enforcing your contractual obligations, including why your legal remedies may not be effective. Also, please elaborate on any material uncertainties in the PRC legal system that may impede enforcement of your contracts.

37. Please describe what would happen in the event you are unable to enforce your contractual arrangements and are unable to exert effective control over our affiliated entities, including a discussion of the negative consequence to your business and the potential effect on shareholders.

Risks Related to Doing Business in the PRC, page 29

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet and other related businesses., page 30

38. We note your risk factor disclosure on page 31 that you may be subject to penalties for failing to register with the local administration for industry and commerce, or local AIC. We also note your disclosure on page 41 that you have not registered [most of] your lease agreements with relevant PRC governmental authorities as required by PRC

law. Please ensure that your opinion of counsel speaks to the lack of registration in these respects, and with respect to any other material registrations which may be required.

Discontinuation of any of the preferential tax treatments . . . , page 35

39. Please revise your disclosure to make clear when your current approval or three-year review period ends. Also, include discussion of any procedures by which you may apply for renewal of the preferential enterprise income tax rate.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion . . . , page 37

40. Please expand your risk factor and, if material, provide disclosure in your Liquidity section and the notes to your financial statements to clearly describe the restrictions on your ability to use the revenues generated from your subsidiaries in the PRC outside of the PRC. For example, please disclose whether revenues generated in the PRC can be used (either with or without regulatory approval) to pay dividends to shareholders outside of the PRC or, in the event of a liquidation by either Beijing Qunar Software Technology Company Limited or Beijing Qu Na Information Technology Company Limited (the VIE), whether the proceeds of the liquidation of assets could be used outside of the PRC or be given to investors who are not PRC nationals.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law . . ., page 39

41. We note from your discussion of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in August 2006, that upon the advice of TransAsia Lawyers, PRC counsel, you believe that you are not required to submit an application to the CSRC for approval of this offering. However, you further state that interpretation and application of the regulations remain unclear. Please ensure that your risk factor disclosures include a materially complete discussion of the potential consequences to the company should the CSRC or other PRC regulatory agencies interpret these regulations differently. In this regard, we note that you may be at risk of fines or penalties or the repatriation of the proceeds from this offering into China may be delayed or restricted. With respect to counsel's conclusion that "the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours … are subject to this regulation," please make clear whether the contractual pledges of equity you describe on page 62 may be viewed as a transaction that would require approval. Please also quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC's approval for this offering.

Risks Related to Our ADSs and this Offering, page 43

You may not receive distributions on our ordinary shares . . ., page 47

42. Please clarify your disclosure under this subject heading in light of your disclosure on
    page 45 that you do not expect to pay dividends in the foreseeable future.

We will be a "controlled company" within the meaning of the [NYSE/NASDAQ] rules . . . ,
page 48

43. Please reconcile your reference in the header of this risk factor that you "will rely" on
    exemptions from corporate governance requirements with your statement that you "do
    not intend to rely" on any exemptions in the last sentence of the first paragraph under this
    heading.

Use of Proceeds, page 51

44. Please disclose the amount and expected use of proceeds in the event the underwriters
    exercise their over-allotment option.

45. Please tell us and disclose the amounts of underwriting discounts and commissions and
    the estimated offering expenses

46. Considering the restrictions and challenges discussed in the risk factor that starts on page
    36, please explain to us how funds raised off-shore would be used to operate your
    business in China, including how you plan to structure the funding of your PRC
    subsidiaries from the proceeds of this offering and the timetable associated with the
    applicable government registration requirements and receipt of the necessary government
    approvals.

Capitalization, page 53

47. Please disclose your capitalization information as of a date no earlier than 60 days prior
    to the date of the prospectus. See Item 4 of Form F-1 and Item 3.B of Form 20-F.

48. Please revise your capitalization to include the amount of indebtedness from Baidu.
    Please distinguish secured and unsecured indebtedness. Refer to Item 4 of Form F-1 and
    Item 3.B of Form 20-F.

Enforceability of Civil Liabilities, page 57

49. Please revise your discussion to make clear the whether or how shareholders may
    originate a cause of action in the PRC and the Cayman Islands.

History and Corporate Structure, page 59

50. Please clarify whether each of the transactions in which you capitalized your business to date, as described under this section heading, were in compliance with the laws of the PRC, whether they required PRC approval and whether approval was obtained. Additionally, please ensure that your opinion of counsel clarifies this issue.

Our History, page 59

51. Please revise your disclosure to discuss, to the extent material, the business of each of your subsidiaries and the businesses of each of the subsidiaries of your VIE.

52. Please provide disclosure pursuant to Item 4 of Form F-1 and Item 4.A.6 of Form 20-F.

Non-Competition from Baidu, page 60

53. Please file your non-competition agreement with Baidu as an exhibit to your registration statement. See Item 8 of Form F-1 and Item 601 of Regulation S-K.

Our Corporate Structure, page 61

Contractual Arrangements with our VIE and its shareholders, page 61

54. Please revise to explain how, through the contractual arrangements, you receive economic benefits generated from the VIE and clarify that this does not mean that you actually receive all of the VIE's revenues.

Restated Exclusive Technical Consulting and Services Agreement, page 61

55. Please quantify the economic benefits you have received from the VIE to date in consideration for services provided by the WFOE.

Selected Consolidated Financial Data, page 63

56. Please provide selected historical financial data for the five most recent fiscal years. Selected financial data for either or both of the earliest two years of the five-year period may be omitted, however, if you represent to the home country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense. If so, please provide a statement to state this fact in the next amendment. Refer to Item 4 of Form F-1 and Item 3A of Form 20-F.

57. We note you have dividend payable of RMB 74,001 as of December 31, 2012. As such, please disclose cash dividend paid per ordinary share for all applicable periods presented pursuant to Item 3A of Form 20-F.

58. Please disclose the currency exchange rate in accordance with Item 4 of Form F-1 and Item 3.A.3 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Overview, page 66

59. We note your discussion of the impact of various government regulations on your business in the risk factors section as well as your Regulation section. Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations. See Item 4 of Form F-1 and Item 5.A.4 of Form 20-F.

Liquidity and Capital Resources, page 82

60. We note your disclosure on page F-41 regarding the requirements to set aside profits for statutory reserves. In addition, we note your disclosures on page 37 that there are government imposed restrictions on the remittance of RMB into and out of the PRC which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company. Please revise your disclosures to explain what impact such restrictions may have on the distributions from your PRC entities and how this may impact your operations and liquidity.

Capital Expenditures, page 84

61. Please add information concerning the principal capital expenditures currently in progress, including the method of financing. See Item 4 of Form F-1 and Item 5.B.3 of Form 20-F.

Business, page 92

Sales and Marketing, page 105

62. Please provide a description of your marketing channels for your P4P and display advertising services, including an explanation of any special sales methods. See Item 4 of Form F-1 and Item 4.B.5 of Form 20-F.

Regulation, page 107

63. Please revise the first paragraph of this section to make it clear that you discuss all regulations that materially affect your business, not just PRC regulations. See Item 4 of Form F-1 and Item 4.B.8 of Form 20-F.

64. Please include discussion under this section heading of the regulations and registration requirements referenced in the last paragraph of the risk factor titled "We may be adversely affected by the complexity, uncertainties . . . " on page 30, and in the risk titled "We face certain risks relating to the real properties. . ." on page 41.

Management, page 128

Directors and Executive Officers, page 128

65. Please discuss any arrangement or understanding with your major shareholders or others pursuant to which any director or executive officer was selected as a director or executive officer. See Item 4 of Form F-1 and Item 6.A.5 of Form 20-F. In this regard, we note as examples only the affiliations between Mr. Chenchao (CC) Zhuang and Baidu Holdings Limited, Mr. Robin Yanhong Li and Baidu Holdings Limited, and between Mr. Richard Jin Choon Lim and the GSR funds.

66. We note the disclosure in the fourth risk factor on page 47 which references key personnel and employees. Please provide the disclosure required by Item 4 of Form F-1 and Item 6.A.1 of Form 20-F with respect to any such key personnel upon whose work the company is dependent.

Board of Directors, page 130

67. We note your risk factor disclosure on pages 20 and 28 regarding conflicts of interest. Please clarify whether you have any procedures for handling conflicts of interests and whether directors are required to disclose any conflicts of interests.

Equity Incentive Plan, page 132

68. Please provide the amount of ordinary shares underlying the options granted to each of your directors and executive officers in your table on page 133.

69. Please explain how your disclosure that Chenchao (CC) Zhuang would beneficially own less than 1% of our outstanding ordinary shares upon exercise of all options granted to him is consistent with your disclosure on page 134 that he is the beneficial owner of 7.77% of ordinary shares prior to this offering.

Principal Shareholders, page 134

70. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Baidu Holdings Limited. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

71. Footnote (1) to the beneficial ownership chart references footnote (8) which does not appear on page 135. Please revise or advise.

Description of Share Capital, page 137

72. Please include discussion of the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please make clear that the depositary will initially be listed in the register of members and include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. You should also discuss the ability of shareholders to seek rectification of the register of members.

Taxation, page 158

73. Here and under the section titled "Enforceability of Civil Liabilities" on page 57, please include discussion of all material jurisdictions as necessary, for example, the Hong Kong.

U.S. Federal Income Tax Considerations, page 159

74. Please revise your disclosure under this heading as follows:

- Make clear the "Treaty" referenced on page 161, including its material terms;
- Make clear whether you will annually provide investors with the information necessary to make appropriate elections regarding your status as a PFIC;
- Include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010 discussed under the section titled "Information Reporting and Backup Withholding" on page 163.

Underwriting, page 164

Commissions, page 165

75. Please disclose, as a percentage of the total offering amount, the underwriting discounts and commissions you have agreed to pay your underwriters. See Item 4 of Form F-1 and Item 9.F.1 of Form 20-F.

Experts, page 173

76. Please provide a statement to the effect that your auditor's report is included in your registration statement with the consent of your auditor. See Item 4 of Form F-1 and Item 10.G of Form 20-F.

Consolidated Statements of Cash Flows, page F-6

77. Please explain to us and disclose the nature of cash distributions of RMB 1,529,662 and RMB 74,256 under cash flow from financing activities for 2011 and 2012, respectively.

Revenue recognition, page F-15

Pay-for-performance services, page F-16

78. Tell us in further detail how you are recognizing the portion of the revenue associated with the award credits used for cost-per-click services. In this regard, explain to us how revenue is recognized proportionately as services including those in connection to award credits are delivered to the customer. Lastly, tell us and disclose the amount of revenue deferred as of December 31, 2012, and the estimated period of time over which such deferred revenue will be recognized; if estimable.

Display advertising services, page F-17

79. We note your disclosure that your display advertising service arrangements involves multiple deliverables such as banner advertisements, logos and other media insertions delivered over the same period of time. We also note the arrangements including free advertising elements. In that regard, tell us and disclose how you allocate and recognize revenue associated with this apparent deliverable in the multiple deliverables arrangement.

8. Income Taxes, page F-26

80. We note the line item "deemed revenue" within your reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax expense. Please enhance your disclosure to explain the nature of this line item and how it is calculated.

81. We note the significant change in your unrecognized tax benefits from 2011 to 2012 and the increase due to an increase in deemed revenues, corporate income taxes related to intercompany transactions, and temporary differences associated with certain accrued expenses. In that regard, please further explain how the deemed revenues triggers unrecognized tax benefits as it appears the related impact are already included in your statutory to effective tax rate reconciliation on page F-27.

12. Convertible preferred shares, page F-34

82. We read your disclosure, "On July 20, 2011, in connection with the closing of the Baidu Transaction, the Convertible Preferred Shares were modified and converted into 63,699,680 ordinary shares in total with a distribution of RMB1,337,604 (note 14)." In

that regard, please tell us and disclose in sufficient detail how the convertible preferred shares were modified and how they were part of the ordinary shares subscription with Baidu in 2011. Also, explain and disclose what the cash distribution represents and how it was accounted for in the financial statements.

13. Redeemable ordinary shares, page F-35

83. Refer to the third paragraph on subsequent accounting for the redeemable ordinary shares. We note your disclosure that "[a]s the fair value exceeded the redemption value of $1.45533 per share, there was no downward accretion to the redemption value under ASC 480-10-S99-1." However, the guidance within ASC 480-10-S99-1 (or SAB Topic 3C Question 2) applies only when the fair value is lower than the redemption value resulting in a subsequent upward accretion. In your situation, we are unclear how the literature would preclude you from a downward accretion to the redemption value. Please explain. Also, advise us the business purpose of setting your redemption value lower than the ordinary share fair value upon its reclassification from permanent to mezzanine equity.

16. Share-based compensation, page F-37

Employee Options, page F-37

84. We note you granted options with performance conditions based on revenue and net income targets. Tell us and revise your disclosure to provide the specifics with regard to the performance targets.

Early exercise of share options on December 31, 2010 and January 2, 2012, page F-38

85. Refer to your disclosure where you state, "[T]he fair value of the share options immediately after the modification was lower than the fair value of the options immediately before the modification. Therefore, the Company did not recognize any incremental compensation costs related to such modification." Please explain and disclose the purpose of the modification and why it resulted in a lower fair value after the modification.

Modification of the Plan on June 22, 2011, page F-39

86. Please provide to us your accounting analysis for the modification of the Plan on June 22, 2011. In doing so, please explain to us the purpose of the CERH fee payments to employees with vested and non-vested options. In addition, tell us and disclose how you accounted for the payments in the financial statements. Please also supplement your analysis with a summary discussion of why the fair value of the awards immediately after the modification with a proportionately adjusted exercise price was lower than the fair value of the awards immediately before the modification.

87. We note that you make CERH payments to employees with non-vested options based on their original vesting schedules and that the payment obligation is a liability award subject to remeasurement and bi-furcation based on the relative fair value of the liability and equity components of the award. Please explain to us why the liability amount would be subject to remeasurement in light of the fact that it is fixed at $1.6113. In addition, explain why bi-furcation based on the relative fair value of the liability and equity components is appropriate by citing the relevant accounting literature you relied upon for bi-furcation.

<u>Undertakings, page II-3</u>

88. Please provide the undertakings required by Item 9 of Form F-1 and Item 512(a)(5) and (6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Li He, Esq.
        Liang Tao, Esq.
        Davis Polk & Wardwell LLP